Issuer Free Writing Prospectus dated October 18, 2012

Filed pursuant to Rule 433

Registration Nos.: 333-171953

333-184467

(Relating to Preliminary Prospectus Supplement dated October 17, 2012)

Lexicon Pharmaceuticals, Inc.

$39,375,000

17,500,000 Shares of Common Stock

Issuer:	Lexicon Pharmaceuticals, Inc.

Symbol:	LXRX

Size:	$39,375,000

Total Shares Offered:	17,500,000 Shares of Common Stock

Greenshoe Offered by Issuer:	2,625,000 Shares of Common Stock

Price to Public:	$2.25 per share

Trade Date:	October 18, 2012

Closing Date:	October 23, 2012

CUSIP No:	528872104

Underwriters:	J.P. Morgan Securities LLC Jefferies & Company, Inc. Needham & Company Stifel Nicolaus Weisel Wedbush PacGrow Life Sciences

Invus Participation

The largest shareholders of Lexicon Pharmaceuticals, Inc., Invus, L.P. and Invus C.V., which are collectively referred to as Invus, have elected not to exercise their rights to purchase that number of shares sufficient to maintain their pro rata ownership of Lexicon common stock. However, of the 17,500,000 total shares of Common Stock being offered, 3,000,000 shares are being offered to Invus at the price to the public set forth above. While Invus has made no commitment to purchase these shares, Invus has indicated an interest in purchasing the shares it has been offered.

Following completion of this offering Invus will own approximately 55.3% of the outstanding shares of Lexicon’s common stock, or 55.0% if the underwriters exercise their over-allotment option in full.

Net Proceeds

Total net proceeds to Lexicon from this offering will be approximately $37,187,500 following the deduction of underwriting discounts and commissions and estimated expenses payable by Lexicon, or $42,739,375 if the underwriters exercise their over-allotment option in full.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-866-803-9204 or Jefferies & Company, Inc. at 1-877-547-6340.